EXHIBIT 99.1

Caledonia Mining Corporation Plc Q1 2019 Production Update

ST. HELIER, Jersey, April 16, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) (“Caledonia” or the “Company”) announces quarterly gold production from the Blanket Mine (“Blanket”) in Zimbabwe for the quarter ended March 31, 2019 (“Q1 2019” or the “Quarter”). All production numbers are expressed on a 100 per cent basis and are based on mine production data and are therefore subject to adjustment following final assay at the refiners.

Approximately 11,948 ounces of gold were produced during the Quarter. Caledonia maintains its 2019 full year production guidance of 53,000 ounces to 56,000 ounces and remains on track with progress towards its target of 80,000 ounces by 2022.

Commenting on the announcement, Steve Curtis, Chief Executive Officer, said:

“Production in the first quarter of 2019 was slightly below our target and below the comparable quarter in 2018 (Q1 2018: 12,924), albeit at a level which allows us to maintain our 2019 production guidance of 53,000 to 56,000 ounces for the full year. Continued difficulties with unstable electricity supply and grade dilution which we experienced in 2018 had an adverse effect on production, but improved drilling and blasting practices have been put in place in pursuit of improved grade control and I am pleased to say that efforts to minimize dilution are proving successful.”

“Our technical team has worked tirelessly to mitigate the effects of electricity supply interruptions and we continue to work closely with the Zimbabwean electricity supply authorities to address these challenges as well as investing internally to improve our resilience to this issue.”

“The sinking of the central shaft continues according to plan; we are now only months away from the completion of the shaft sinking phase of the project and are set to commence shaft equipping from mid-2019. We look forward to commencing production from the central shaft from mid-2020 which is expected to deliver the Company’s growth plan to achieve 75,000 ounces in 2021 and 80,000 ounces by 2022.”

About Caledonia Mining
Caledonia’s primary asset is a 49 per cent interest in an operating gold mine in Zimbabwe, Blanket. In November 2018, Caledonia announced that it had signed a legally binding agreement to increase its shareholding in Blanket to 64%, subject to the receipt of, amongst other things, regulatory approvals. Caledonia’s shares are listed on the NYSE American (symbol: CMCL) and on the Toronto Stock Exchange (symbol: CAL), and depositary interests representing the shares are traded on London’s AIM (symbol: CMCL).

As at December 31, 2018, Caledonia had cash of approximately US$11.2 million. The Company plans for Blanket to increase gold production from 54,511 ounces in 2018 to approximately 75,000 ounces in 2021 and approximately 80,000 ounces by 2022; Blanket’s target production for 2019 is 53,000 to 56,000 ounces. Caledonia expects to publish its results for the quarter to March 31, 2019 on or around May 14, 2019.

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Jessica Cave/ James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.
Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occur, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.